Exhibit 99.1

Lifeway Foods, Inc. Announces Results for Fourth Quarter and Year Ended December 31, 2018

Morton Grove, IL — April 15, 2019 — Lifeway Foods, Inc. (Nasdaq: LWAY), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for fourth quarter and year ended December 31, 2018.

Julie Smolyansky, Lifeway’s CEO commented, “Our team continues to work diligently on our strategic long-term plan, Lifeway 2.0, to reinvigorate growth. We are pleased with the initial steps we have taken in a very short period of time that are aligned with our key strategies to expand core kefir product distribution, build upon our introduction of convenient, on-the-go health and wellness product innovation, and enhance consumer experiences to increase Lifeway brand trial, awareness and consumption. We are also taking decisive actions across our organization to align our corporate infrastructure with the return to growth that we aim to achieve over the next several years. While certain of these efforts resulted in higher expenses late in 2018, we expect Lifeway to realize greater efficiencies over time. We believe we are well positioned for growth with our core product offerings and innovation pipeline, including Plantiful, our new plant-based probiotic beverage that has created industry excitement. Our strong manufacturing, sales and marketing foundation is now set to execute our strategic growth plan and enhance value for all of our stakeholders.”

Full Year 2018 Results

Net Sales

Net sales were $103.4 million for the year ended December 31, 2018, a decrease of $15.5 million or 13.1% versus the prior year. The decline was primarily due to volume/mix of 16.6%, partially offset by lower spend in trade promotion and allowances of 1.7%, and partially offset by pricing gains of 1.8%. The decline in volume/mix was primarily driven by volume softness in Lifeway’s branded drinkable and ProBugs kefir, partially offset by the incremental volume of new item introductions. The volume decline reflects lower consumption of the Company’s products that is consistent with the overall volume decline in dairy and cultured dairy product categories. Pricing primarily includes the favorable impact of a second quarter 2018 price increase to recover higher input costs. This increase was partially offset by the lapping of a price reduction driven by the shift in delivery method for select customers in the first quarter 2017. The favorable promotional activity reflects lower trade spending, partially offset by the increased redemptions on the Company’s 2018 coupon program.

Gross Profit

Gross profit as a percentage of net sales was 25.0% for the year ended December 31, 2018. Gross profit percentage was 25.8% in the prior year. The decline versus the prior year was primarily due to the unfavorable impact of operating leverage that arises from lower net sales relative to fixed costs, increased trade promotion investment, and higher freight and fixed costs, partially offset by an increase in pricing and a reduction in variable costs. Additionally, depreciation expense increased reflecting the continued investment in manufacturing improvements. The Company incurred $0.1 million of direct labor severance expense in 2018 to reduce expense and create efficiencies in the Company’s manufacturing process.

Selling Expenses

Selling expenses decreased $3.1 million or 18.8% to $13.5 million for the year ended December 31, 2018. The decrease versus the prior year, primarily reflects a change in media spending to reduce programs with lower efficiency. The primary driver was a reduction in television advertising spend in 2018 compared to the prior year, and to a lesser extent lower broker commissions and marketing spending. The reduction was partially offset by severance expense. The Company incurred $0.3 million of selling severance expense in 2018 to align the organizational structure and reduce expenses.

General and administrative expenses

General and administrative expenses were slightly lower for the year ended December 31, 2018 finishing at $13.6 million, 2.4% below the prior year. This reflects decreased incentive compensation and bad debt expense, partially offset by severance expense. The Company incurred $0.4 million of general and administrative severance expense in 2018 to align its organizational structure and reduce expenses. As noted in the sections above, the Company incurred a total of $0.8 million of severance expense during fiscal year 2018, primarily in the fourth quarter.

As noted in the sections above, the Company incurred a total of $0.8 million of severance expense during fiscal year 2018, primarily in the fourth quarter.

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2018 and 2017

(In thousands)

	December 31,
	2018	2017
Current assets
Cash and cash equivalents	$2,998	$4,978
Accounts receivable, net of allowance for doubtful accounts and discounts and allowances of $1,220 and $2,010 at December 31, 2018 and 2017, respectively	6,276	8,676
Inventories, net	5,817	7,697
Prepaid expenses and other current assets	1,077	983
Refundable income taxes	2,748	2,347
Total current assets	18,916	24,681

Property, plant and equipment, net	24,573	24,645

Intangible assets
Goodwill and indefinite-lived intangibles	12,824	14,068
Other intangible assets, net	344	975
Total intangible assets	13,168	15,043

Other Assets	150	150
Total assets	$56,807	$64,519

Current liabilities
Current maturities of notes payable	$–	$3,166
Accounts payable	4,570	6,848
Accrued expenses	2,777	2,984
Accrued income taxes	106	203
Total current liabilities	7,453	13,201
Line of Credit	5,995	–
Notes payable	–	3,113
Deferred income taxes, net	390	840
Other long-term liabilities	564	775
Total liabilities	14,402	17,929

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at 2018 and 2017	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,814 and 16,008 shares outstanding at 2018 and 2017	6,509	6,509
Paid-in capital	2,303	2,244
Treasury stock, at cost	(12,970)	(11,812)
Retained earnings	46,563	49,649
Total stockholders’ equity	42,405	46,590

Total liabilities and stockholders’ equity	$56,807	$64,519

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months and twelve months ended December 31, 2018 and 2017

(In thousands, except per share data)

	Three Months Ended December 31,		Twelve months Ended December 31,
	2018	2017	2018	2017

Net sales	$23,032	$26,257	$103,350	$118,893

Cost of goods sold	17,234	20,495	74,646	85,757
Depreciation expense	703	639	2,846	2,440
Total cost of goods sold	17,937	21,134	77,492	88,197

Gross profit	5,095	5,123	25,858	30,696

Selling expenses	2,940	4,947	13,477	16,595
General and administrative	3,765	3,212	13,616	13,955
Goodwill impairment	1,244		1,244
Amortization expense	141	168	631	672
Total operating expenses	8,090	8,327	28,968	31,222

Loss from operations	(2,995)	(3,204)	(3,110)	(526)

Other income (expense):
Interest expense	(51)	(62)	(271)	(242)
Gain (loss) on sale of property and equipment	12	1	54	(38)
Other income	5	2	16	2
Total other expense	(34)	(59)	(201)	(278)

Loss before provision for income taxes	(3,029)	(3,263)	(3,311)	(804)

Benefit for income taxes	(217)	(1,514)	(225)	(458)

Net loss	$(2,812)	$(1,749)	$(3,086)	$(346)

Loss per common share:
Basic	$(0.18)	$(0.11)	$(0.19)	$(0.02)
Diluted	$(0.17)	$(0.11)	$(0.19)	$(0.02)

Weighted average common shares:
Basic	15,831	16,018	15,872	16,105
Diluted	16,221	16,018	16,319	16,105

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2018 and 2017

(In thousands)

	2018	2017

Cash flows from operating activities:
Net loss	$(3,086)	$(346)
Adjustments to reconcile net loss to operating cash flow:
Depreciation and amortization	3,477	3,112
Non-cash interest expense	14	–
Bad debt expense	21	480
Deferred Revenue	(97)	–
Reserve for inventory obsolescence	558	374
Stock-based compensation	802	596
Deferred income taxes	(451)	(352)
(Gain) loss on sale of property and equipment	(54)	38
Goodwill impairment	1,244	–
(Increase) decrease in operating assets:
Accounts receivable	2,379	780
Inventories	1,322	(29)
Refundable income taxes	(401)	(2,038)
Prepaid expenses and other current assets	(78)	(197)
Increase (decrease) in operating liabilities:
Accounts payable	(2,278)	1,130
Accrued expenses	(858)	711
Accrued income taxes	(97)	(451)
Net cash provided by operating activities	2,417	3,808

Cash flows from investing activities:
Purchases of investments	(500)	(25)
Proceeds from sale of investments	500	–
Purchases of property and equipment	(2,824)	(5,341)
Proceeds from sale of property and equipment	104	50
Net cash used in investing activities	(2,720)	(5,316)

Cash flows from financing activities:
Borrowings under revolving credit facility	6,050	–
Payment of deferred financing costs	(69)	–
Purchase of treasury stock	(1,379)	(1,486)
Repayment of notes payable	(6,279)	(840)
Net cash used in financing activities	(1,677)	(2,326)

Net decrease in cash and cash equivalents	(1,980)	(3,834)

Cash and cash equivalents at the beginning of the period	4,978	8,812

Cash and cash equivalents at the end of the period	$2,998	$4,978

Supplemental cash flow information:
Cash paid for income taxes, net of refunds	$723	$2,382
Cash paid for interest	261	241

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About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces the non-dairy Plantiful probiotic beverages, cupped kefir and skyr, frozen kefir, specialty cheeses, probiotic supplements and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy and non-dairy products are now sold across North America, Ireland and the United Kingdom. Learn how Lifeway is good for more than just you at www.lifewaykefir.com.

Forward-Looking Statements

All statements in this release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as "expand," "build," "enhance," "take," "action," "align," "return," "aim, "achieve," "expect," "realize," "believe," "position," "grow," and "execute." Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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